UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  3)*

Vermillion, Inc.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

92407M206
 (CUSIP Number)

Richard McCormick
688 Pine Street
Burlington, VT 05401
(802) 923-3826
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 92407M206	Page 2 of 5 Pages

1.	Names of Reporting Persons. Birchview Capital, LP
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	3,134,180*
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	3,134,180*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,134,180*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 6.0%
14.	Type of Reporting Person: IA, PN

*This amount includes 416,666 Shares which may be acquired upon exercise of Warrants.

CUSIP No: 92407M206	Page 3 of 5 Pages

1.	Names of Reporting Persons. Matthew Strobeck
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	3,165,180*
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	3,165,180*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,165,180*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 6.1%
14.	Type of Reporting Person: IN, HC

*This amount includes 416,666 Shares which may be acquired upon exercise of Warrants.

SCHEDULE 13D
Page 4 of 5 Pages

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Schedule 13D filed by Matthew Strobeck (“Mr. Strobeck) on June 21, 2013, as amended by Amendment No. 1, filed on September 9, 2014, and Amendment No. 2, filed on January 22, 2015, (the “Schedule 13D”) with respect to the Common Stock, par value $0.001 per share (the “Shares”), of Vermillion, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 12117 Bee Caves Road, Building Three, Suite 100, Austin, TX 78738.  This Amendment No. 3 is being filed to report a decrease in the Reporting Persons’ percentage of beneficial ownership due solely to a change in the aggregate number of Shares outstanding following the closing of an underwritten public offering and issuance of Shares by the Company.

Item 5.                    Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

a) Birchview may be deemed to beneficially own 3,134,180 Shares, representing approximately 6.0% of the total number of Shares outstanding. This amount includes: (i) 2,023,070 Shares held in the SMA; (ii) 694,444 Shares held for the account of Birchview Fund LLC; and (iii) 416,666 Shares obtainable upon exercise of Warrants held for the account of Birchview Fund LLC.

Mr. Strobeck may be deemed to beneficially own 3,165,180 Shares, representing approximately 6.1% of the total number of Shares outstanding. This amount includes: (i) the 3,134,180 Shares beneficially owned by Birchview; and (ii) an additional 31,000 Shares held in custodial accounts in the name of Mr. Strobeck’s wife for the benefit of Mr. Strobeck’s children.

(The percentages reported herein are based on a total of 52,290,358 Shares outstanding, which is the sum of: (i) 42,271,192 Shares outstanding as of July 10, 2015, plus 9,602,500 Shares sold in an underwritten public offering by the Issuer (including in connection with the exercise in full of the underwriters' over-allotment option on July 16, 2015) and (ii) 416,666 Shares issuable upon exercise by the Reporting Persons of the Warrants, which have been added to the total Shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act.)

SCHEDULE 13D
Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Birchview Capital, LP

By:	/s/ Matthew Strobeck
Name: Matthew Strobeck
Title: Chief Investment Officer

Matthew Strobeck

By:	/s/ Matthew Strobeck

August 3, 2015

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).